EXHIBIT 99.1

Press Release Dated April 16, 2012, Suncor Energy completes maintenance on oil sands upgrader

News Release

FOR IMMEDIATE RELEASE

Suncor Energy completes maintenance on oil sands upgrader

Calgary, Alberta (April 16, 2012) – Suncor Energy reported today that it has completed maintenance on Upgrader 2 (U2) at its oil sands facility located north of Fort McMurray, Alta. and that the upgrader has now returned to normal operations.

The upgrader was safely taken offline in March due to a fractionator performance issue. Suncor does not anticipate this will result in a change to its annual production guidance.

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including production volumes. Some of the forward-looking statements and information may be identified by words like “expected”, “approximately”, “estimated”, “anticipate” and similar expressions. Forward-looking statements in this news release include references to the lack of anticipated change to previous production guidance.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy Inc.
150 6 Avenue S.W., Calgary, Alberta T2P 3E3
www.suncor.com